

Mail Stop 6010

October 30, 2008

<u>VIA U.S. MAIL and FACSIMILE (949) 206-2603</u>

Mr. James R. Talevich
Chief Financial Officer
I-Flow Corporation
20202 Windrow Drive
Lake Forest, CA 92630

> RE: **I-Flow Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **File No. 0-18338**

Dear Mr. Talevich:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela J. Crane
Accounting Branch Chief